JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China

October 7, 2016

VIA EDGAR

William H. Thompson, Accounting Branch Chief

Ta Tanisha Meadows, Staff Accountant

Lilyanna Peyser, Special Counsel

Courtney Haseley, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”)
Filed on April 18, 2016
File No. 001-36450

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated September 23, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F.  The “Company” is used in this letter to refer to JD.com, Inc., its subsidiaries, and its consolidated affiliated entities. The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Years Ended December 31, 2015 and 2014, page 91

1.                                      We note that your total net revenues for fiscal year 2015 increased by 57.6%, “primarily due to the growth in [your] annual active customer accounts from core business... and the growth in the number of orders [you] fulfilled.” We further note that your “ability to increase active customer accounts and orders from customers” is a major factor impacting your operating results. Please tell us what consideration you gave to disclosing, for each of the periods presented, the (i) average value of total purchases, (ii) average basket size per order, and (iii) average number of orders, in each case measured per active customer account, so that investors can better understand and evaluate the company’s financial performance. Please also tell us what consideration you gave to disclosing metrics related to new versus existing active customer accounts.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that it considers the number of active customer accounts and the number of fulfilled orders to be the primary metrics that delineate its online related business. Active customer accounts refer to customer accounts that made at least one purchase during the relevant period presented, while fulfilled orders refer to the total number of orders delivered, net of orders returned. These two factors are the fundamental drivers of the Company’s revenues and have been reported for each of the periods presented.

The Company respectfully advises the Staff that the average number of orders per active customer account can be calculated using the two primary factors disclosed, namely, by dividing the number of fulfilled orders by the number of annual active customer accounts. Moreover, the Company further advises the Staff that the Company has disclosed the GMV for each of the periods presented. The Company defines GMV as the total value of all orders for products and services placed through its platform, regardless of whether the products or services, as applicable, are subsequently sold, delivered or returned. With the operating metrics already disclosed, one can get an estimate of the rest of the metrics referenced by the Staff, although it may not be a completely accurate calculation. For example, one can get a sense of the average value of total purchases per active customer account by dividing the total GMV by the number of active customer account, and the average basket size per order per active customer account by dividing the total GMV by the number of fulfilled orders then further by the number of active customer accounts.  In light of the above, the Company believes that it has already disclosed the key factors that affect its results of operations, and disclosing additional operating metrics, such as the average value of total purchases, the average basket size per order, and the average number of orders, each measured per active customer account would not be providing additional meaningful information to the investors.

In addition, the Company further advises the Staff that it is very difficult in practice to accurately identify new versus existing active customer accounts. The Company’s customer acquisition and engagement channels are diversified. Customers can place orders through different channels, which are backed by different account system. For example, customers obtained from the Company’s level one entry point on Tencent’s Mobile QQ could be identified by QQ ID or JD account, while customers logging in through JD APP are identified only by JD account. A new customer account generated from Mobile QQ may be already an existing customer on JD APP. While the Company has taken various means to exclude duplicate accounts, for example, by matching the telephone number on record, it remains very difficult for the Company to identify the unique customer who may place orders through multiple channels backed by different account systems and to be able to exclude 100% of the duplicates in counting the active customer accounts. At the current stage, the Company believes the number of active customer accounts is a more accurate operating metric and uses it to monitor the Company’s performance.

Item 18. Financial Statements

Notes to Consolidated the Consolidated Financial Statements

2.                                      Please tell us why you have not disclosed the changes in the accumulated balances for each component of other comprehensive income as required by ASC 220-10-45-14A.

The Company respectfully advises the Staff that other comprehensive income/(loss) includes unrealized gain/(loss) on available-for-sale securities and foreign currency translation adjustment. The change of each component of other comprehensive income was disclosed in the consolidated statements of changes in shareholders’ equity and the consolidated statements of operations and comprehensive loss. The Company believes that it has disclosed all material information as required by ASC 220-10-45-14A. To make the disclosures more clear, the Company proposes to include the following table disclosure in its future Form 20-F filings:

	Foreign currency translation adjustments	Unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
	(in thousands)
Balances as of December 31, 2013	(291,840)	23,222	(268,618)
Other comprehensive income / (loss)	(121,612)	14,105	(107,507)
Balances as of December 31, 2014	(413,452)	37,327	(376,125)
Other comprehensive income / (loss)	1,181,231	(22,622)	1,158,609
Balances as of December 31, 2015	767,779	14,705	782,484
Other comprehensive income / (loss)	XX	XX	XX
Balances as of December 31, 2016	XX	XX	XX

6. Investments in equity investees, page F-34

3.                                      Please tell us what consideration you gave to providing summarized information as to assets, liabilities and results of operations of equity method investees in accordance with Rule 4-08(g) of Regulation S-X.

The Company respectfully advises the Staff that the Company has performed significance tests for its equity-method investees when deciding whether the summarized financial information is required in accordance with Rule S-X 4-08(g). None of the three “significant subsidiary” tests described in S-X 1-02(w) exceeds 10% on an individual basis or on an aggregated basis by combination of all equity-method investees. Please refer to following table for illustration:

	Individual basis	Aggregated basis
Investment test	0% ~ 3%	7%
Asset test	0% ~ 4%	6%
Income test *	0% ~ 2%	3%

* When calculating the numerator under the income test, the impairment charges of RMB2,867 million recorded at the Company’s level was excluded in accordance with relevant guidance.

8. Accounts receivable, net, page F-40

4.                                      Please tell what consideration you gave to disclosing (a) your policies and methodology used to estimate the allowance for doubtful accounts related to financing receivables and (b) the activity in the allowance for doubtful accounts related to the financing receivables.

The Company respectfully advises the Staff that the Company uses consistent policies and methodology to estimate the allowance for doubtful accounts related to financing receivables and most of the activities in the allowance for doubtful accounts related to the financing receivables. To make the disclosures more clear, the Company proposes to include revised disclosures as follows in its future Form 20-F filings:

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. A majority of the allowances for doubtful accounts are for financing receivables. Accounts receivable balances are written off after all collection efforts have been exhausted. The accounts receivable with the collection period over one year was classified into other non-current assets in the Consolidated Balance Sheets.

13. Intangible assets, net, page F-42

5.                                      In future filings, please disclose the weighted-average amortization period in total and by each intangible assets class.

In response to the Staff’s comment, the Company will include the weighted-average amortization period in total and by each intangible assets class in its future Form 20-F filings. Proposed disclosure is as below:

	As of December 31, 2015
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
	(in thousands)
Strategic Cooperation	5.0	6,075,289	(2,130,512)	—	3,944,777
Non-compete	8.0	1,447,189	(327,622)	—	1,119,567
Technology	4.9	110,900	(40,715)	(69,922)	263
Advertising customer relationship	7.0	80,400	(20,737)	(59,663)	—
Domain names and trademark	10.0	85,632	(22,893)	(27,124)	35,615
Logistic workforce	3.0	13,900	(8,378)	—	5,522
Online payment and other licenses	14.3	200,924	(45,981)	—	154,943
Copyrights	2.4	19,656	(16,360)	—	3,296
Total	5.8	8,033,890	(2,613,198)	(156,709)	5,263,983

23. Share-based Compensation, page F-49

6.                                      In future filings, please disclose the total intrinsic value of options exercised and restricted stock units vested and the total fair value of restricted stock units vested for each year presented. Please refer to ASC 718-10-50-2d.

In response to the Staff’s comment, the Company will disclose the total intrinsic value of options exercised and restricted share units vested and the total fair value of restricted share units vested for each year presented in its future Form 20-F filings. Proposed disclosure is as below (the figures are in thousands of US$):

The total fair value and intrinsic value of restricted share units vested was US$665,831, US$119,145 and US$XX during the years ended December 31, 2014, 2015 and 2016, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was US$6,648, US$29,522 and US$XX, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options.

*        *        *

The Company hereby acknowledges that

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 10 8912-6804 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Sidney Xuande Huang
Sidney Xuande Huang
Chief Financial Officer

cc:                                Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP